FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                  May 03, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 03, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






3 May 2007

ANNOUNCEMENT FOR IMMEDIATE RELEASE

Smith & Nephew plc Resolutions Passed at Annual General Meeting

Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.


                                                  FOR/DISCRETION            AGAINST              VOTE WITHHELD
                 Resolution                        No. of Votes          No. of Votes            No. of Votes

1. To adopt the report and accounts                 674,602,098            3,786,659                688,655

2. To approve the remuneration report               619,976,125           55,026,899               4,074,388

3. To confirm the interim dividends                 678,256,993             33,368                  787,051

4. To re-elect Sir Christopher O'Donnell            642,779,122           30,847,082               5,451,208

5. To re-elect Mr Adrian Hennah                     667,339,174            6,290,582               5,447,656

6. To re-elect Mr Warren Knowlton                   670,190,920            8,253,925                632,567

7. To re-elect Mr Richard De Schutter               665,313,276            9,543,060               4,221,076

8. To re-elect Dr Rolf Stomberg                     644,035,114           14,138,699              20,903,599

9. To reappoint the auditors                        642,459,982           31,288,795               5,328,635

10. To authorise the directors to determine         652,565,516           25,980,165                531,731
the remuneration of the auditors

11. To renew the directors' authority to            658,289,194           20,677,547                110,671
allot shares

12. To renew the directors' authority for the       659,879,893           18,977,098                220,421
disapplication of pre-emption rights

13. To renew the directors' limited authority       678,314,891             655,258                 107,263
to make market purchases of the Company's own
shares

14. To amend the articles of association for        678,139,170             654,547                 283,695
dividend translation timing

15. To amend the articles of association for        676,708,016             936,916                1,432,480
borrowing powers

16. To enable delivery of shareholder               677,410,263             582,567                1,084,582
documents electronically


A copy of the Resolutions passed as Special Business at the Annual General Meeting are being submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Paul Chambers
Company Secretary